Exhibit 99.1

EXXARO RESOURCES LIMITED

(Incorporated in the Republic of South Africa)

(Registration Number: 2000/011076/06)

JSE share code: EXX

ISIN: ZAE0000849921

ADR code: EXXAY

(“Exxaro” or “the Company”)

Voluntary announcement regarding Tronox’s repurchase of 14.0 million of Exxaro’s Tronox shares

Further to Exxaro’s announcement on 27 November 2018 regarding its stake in New York Stock Exchange listed Tronox Holdings plc (formerly Tronox Limited) (“Tronox”), shareholders are referred to a Tronox press release dated 9 May 2019. Exxaro confirms that Tronox has repurchased 14.0 million of the Tronox shares owned by Exxaro at a market-related price of US$14.32 per share, for a total consideration of approximately US$200 million in cash (or approximately ZAR2.9bn on 9 May 2019). The purchase price per share was based upon a 5% discount to the 10-day volume weighted average price as of the day that Exxaro exercised its sale notice to Tronox, determined in accordance with the terms of the Mineral Sands Transaction Completion Agreement announced on 26 November 2018. Consequently, Exxaro’s holding in Tronox has been reduced to approximately 14.7 million shares, representing 9.9% of Tronox’s total outstanding shares. Tronox’s repurchase of such shares was approved at the Exxaro General Meeting of shareholders on 24 May 2018.

The proposed transaction and potential subsequent disposals are in line with Exxaro’s stated strategy to monetise its stake over time in Tronox in the best possible manner taking into account prevailing market conditions. The funds from the proposed disposal of Tronox shares will be used to focus on core activities, fund capital commitments, repay debt and make distributions to shareholders in accordance with Exxaro’s capital allocation framework.

As a consequence of Exxaro’s ownership falling below 10%, in accordance with Exxaro’s shareholder agreement with Tronox, Exxaro’s nominee to the Tronox board, Exxaro CEO Mxolisi Mgojo, has resigned from the Tronox board.

Pretoria

9 May 2019

Financial adviser to Exxaro

J.P. Morgan

Legal advisers to Exxaro

Orrick, Herrington & Sutcliffe (UK) LLP

Norton Rose Fulbright South Africa Incorporated

Sponsor to Exxaro

Absa Corporate and Investment bank, a division of Absa Bank Limited